Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

October 26, 2021

FILED AS EDGAR CORRESPONDENCE

Ray Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 302, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 306, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Advocate Rising Rate Hedge ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Advocate Capital Management, LLC. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. In the “Investment Objective” section of the Prospectus:

i.	Please clarify the types of gains the Fund seeks to generate as part of its investment objective.

Response. The Fund’s investment objective has been updated to reflect that the Fund seeks to generate capital appreciation. The Fund’s investment objective has been further revised in response to Comment 1(ii) below.

ii.	Please clarify what is meant by “predominantly long-term interest rates.”

Response. The investment objective has been further revised to clarify that the Fund “seeks to generate capital appreciation during periods of rising long term interest rates, specifically interest rates with maturities of five years or longer.”

2.	Comment. In the “Principal Investment Strategies” section of the Prospectus, please update the description of the investment concepts underlying the Fund’s principal investment strategies to discuss in plain English how the Fund will utilize these concepts to achieve its investment objective. For instance:

i.	In the second paragraph, please provide a plain English description of the role of the Treasury yield curve and the swap yield curve in the Fund’s principal investment strategies and how the Fund’s investments may be tied to, and/or how the value of such investments may be affected by, movements in the curves.

Response. The second paragraph of the “Principal Investment Strategies” section has been replaced with the discussion below:

The Treasury yield curve measures interest rates available in the market for U.S. Treasury obligations of varying maturities from one year through 30 years. The Fund intends to take long and short positions tied to the shape of the Treasury yield curve through the use of interest rate-linked derivative instruments including futures, swaps, forwards and options (in particular, options on futures or interest rate swaps). The Fund may take short positions in instruments that the Adviser expects would decrease in value due to rising rate concerns such as inflation (e.g., a 10-year U.S. Treasury future), and long positions in instruments that the Adviser expects to be less sensitive to rising rate concerns (e.g., a 2-year U.S. Treasury future). This combination of holdings is a “Yield Curve” strategy that may generate capital appreciation in the event that longer-maturity yields rise faster than shorter-maturity yields. The Fund may also implement the Yield Curve strategy through the use of derivative instruments tied to the swap yield curve. The swap yield curve is similar to the Treasury yield curve but reflects the market rates used in interest rate swap agreements at varying maturities. The swap yield curve also provides the Fund with the flexibility to lock in Yield Curve strategies for a longer period of time.

The Fund may invest in foreign currency strategies with respect to currencies that the Adviser believes will depreciate during times of rising interest rates relative to the U.S. dollar. For example, when U.S. interest rates are rising, the difference in the interest rates between the U.S. and other countries, particularly countries that are behind the U.S. in the business cycle, may increase, which would be expected to cause the U.S. dollar to appreciate against those other currencies. In such instances, the Fund may seek capital appreciation by taking a long position in the U.S. dollar and a short position in a foreign currency (e.g., the Japanese Yen). The Fund may also invest in equity markets using sector- or broad-market-focused funds or ETFs, equity index futures or total return swaps. The Fund may take long positions in sectors or indexes that the Adviser expects to benefit from rising rates, short positions in sectors or indexes that the Adviser expects to perform poorly in such environments, or a combination of long and short positions. Under normal circumstances, the Fund may also invest a significant portion of its assets in cash and other instruments for cash management purposes. These other instruments are expected to be predominantly comprised of money-market instruments, Treasury securities, and/or other investment companies, including ETFs, that invest primarily in such instruments.

ii.	In the “Principal Investment Strategies” section, please clarify in the third paragraph (a) how the Adviser will determine which asset classes will perform well during periods of rising interest rates, and (b) how and to what extent the Adviser anticipates using derivatives to gain exposure to those asset classes.

Response. The following disclosure has been added in response to this Comment:

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In considering which asset classes will perform well in periods of rising rates, the Adviser considers historical price and interest rate data, as well as the Adviser’s own fundamental analysis of why such asset classes may be expected to outperform in a rising rate environment. The asset classes the Fund may invest in include fixed income, currencies and equities (sector or broad market index). The Fund may utilize derivative instruments to gain exposure to such asset classes, including futures, swaps, currency forwards and options. In selecting such instruments for each given strategy, the Adviser will consider the cost to implement and carry the strategy forward, the ability to lock in the strategy for an extended period of time, and the anticipated liquidity of the underlying investments.

3.	Comment. In the “Principal Investment Strategies” section of the Prospectus, please briefly discuss in the third paragraph what the Adviser’s strategy will be when interest rates are not rising.

Response. The following sentence has been added in response to this Comment: “The Adviser does not intend to materially alter the strategic composition of the Fund in response to periods when rates are not rising.”

4.	Comment. (a) Please supplementally explain why the Fund is not taking futures rolls or forward extension transactions into consideration when characterizing the strategy as one that invests in portfolio securities that are held for an extended period of time. (b) Please also explain whether and how the Fund’s futures rolls or forward extension transactions are expected to affect the Fund’s portfolio turnover rate.

Response. (a) The referenced disclosure has been revised to clarify that “the Adviser expects that the Fund will engage in strategies that are held for an extended period of time (e.g., greater than 12 months), taking into consideration any futures rolls or forward extension transactions as are necessary to maintain certain positions held by the Fund” (emphasis added). In addition, disclosure regarding “Roll Risk” has been added to the “Principal Risks” section of the prospectus.

(b) The referenced disclosure has been revised to clarify that “The Fund may buy and sell investments frequently in seeking to achieve its investment objective.” In addition, disclosure regarding “Portfolio Turnover Risk” has been added to the “Principal Risks” section of the prospectus.

5.	Comment. The Staff notes that “Investment in Investment Companies Risk” is identified as a principal risk of investing in the Fund in the “Principal Risks” section of the Prospectus, but there is no corresponding disclosure of such investments in the Fund’s principal investment strategies. Please revise the principal investment strategies accordingly, or omit this risk from the Fund’s Item 4 disclosure.

Response. The first paragraph of the “Principal Strategies” section has been revised to clarify that the Fund may invest in investment companies, including ETFs.

6.	Comment. Please confirm supplementally whether the Adviser manages or previously managed other registered investment companies pursuant to the same investment strategy it intends to utilize with respect to the Fund and if applicable, consider adding related risk disclosure to the Prospectus.

Response. The Adviser has not previously served as an adviser to a registered investment company. The following related risk disclosure has been added to the “Principal Risks” section of the Prospectus in response to this Comment.

New Adviser Risk — The Adviser has not previously served as an adviser to a registered investment company. As a result, investors do not have a track record of managing an ETF from which to judge the Adviser, and the Adviser may not achieve the intended result in managing the Fund.

7.	Comment. In the “More Information about the Fund’s Investment Objective and Strategies” section of the Prospectus, please describe in greater detail the instances in which the Fund would take short positions in financial instruments with long-term maturities in a rising interest rate environment and explain in greater detail how such positions will assist the Fund in achieving its investment objective.

Response. The following paragraph has been added in response to this Comment:

The Fund will generally aim to maintain a short position in financial instruments with long-term maturities because when interest rates rise in a particular part of the yield curve, the price of a bond in that part of the yield curve declines. The Adviser expects that shorting a 10-year Treasury bond when 10-year Treasury yield rises (for instance, through the futures or swaps market) would generate capital appreciation as the price of the bond declines (due to rising rates) from the initial entry price of the short position. Just as shorting a bond may generate capital appreciation when rates rise, shorting 10-year Treasury futures would be expected to produce capital appreciation if interest rates rise, as higher interest rates result in lower bond and bond futures prices.

8.	Comment. In the “More Information about Risk” section of the Prospectus, please discuss under “Commodity-Related Investments Risk” any tax risks that the Fund may be subject to in connection with its exposure to the commodities markets through Commodity-Related Investments.

Response. The Trust notes that the requested risk disclosure is included under “Tax Risk,” which immediately follows “Commodity-Related Investments Risk.” In response to this comment, the following sentence has been added to the end of the paragraph under “Commodity-Related Investments Risk”:

In addition, exposure to the commodities markets through Commodity-Related Investments may subject the Fund to certain tax risks, which are discussed below.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London

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